UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

URBAN OUTFITTERS, INC.

(Exact name of the registrant as specified in its charter)

Pennsylvania	000-22754	23-2003332
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No)

5000 South Broad Street, Philadelphia, PA	19112
(Address of principal executive offices)	(Zip code)

Francis J. Conforti

Chief Financial Officer

(215) 454-5500

(Name and telephone number, including area code, of the

person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1 – Conflict Minerals Disclosure

Item 1.01   Conflict Minerals Disclosure and Report

In accordance with Rule 13p-1 under the Securities Exchange Act of 1934, as amended, the Conflict Minerals Report for the calendar year ended December 31, 2013 filed herewith as Exhibit 1.02, is available at Urban Outfitters, Inc.’s website at www.urbanoutfittersinc.com.

Section 2 – Exhibits

Item 2.01   Exhibits

Exhibit 1.02 – Conflict Minerals Report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Urban Outfitters, Inc.

By:	/s/ Francis J. Conforti	June 2, 2014
	Francis J. Conforti	(Date)
Chief Financial Officer